   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 7, 2000.
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                AMENDMENT NO. 3
                                       TO
                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
      (PURSUANT TO SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                              SUNRISE MEDICAL INC.

                           (Name of Subject Company)

                              SUNRISE MEDICAL INC.

                       (Name of Person Filing Statement)

                            ------------------------

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE

                         (Title of Class of Securities)

                                  867910 10 1

                     (CUSIP Number of Class of Securities)

                            ------------------------


                              MURRAY H. HUTCHISON
                       CHAIRMAN OF THE BOARD OF DIRECTORS
                              SUNRISE MEDICAL INC.
                         2382 FARADAY AVENUE, SUITE 200
                           CARLSBAD, CALIFORNIA 92008
                                 (760) 930-1500


            (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of Person(s) Filing Statement)

                            ------------------------

                                   COPIES TO:

                               PAUL TOSETTI, ESQ.
                                LATHAM & WATKINS
                       633 WEST FIFTH STREET, SUITE 4000
                             LOS ANGELES, CA 90071
                                 (213) 485-1234

/ /  CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS
    MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

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

    This statement amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the "Commission") on October 30, 2000, as amended November 7, 2000 and
November 29, 2000 (the "Schedule 14D-9"), by Sunrise Medical Inc., a corporation organized under the laws of the State of Delaware (the "Company"), relating to an offer by V.S.M. Acquisition Corp., a corporation organized under the laws of the State of Delaware ("Purchaser") and a wholly owned subsidiary of V.S.M. Holdings, Inc., a corporation organized under the laws of State of Delaware ("Holdings") and a wholly owned subsidiary of V.S.M. Investors, LLC, a Delaware limited liability company ("Parent") and an affiliate of Vestar Capital Partners IV, L.P., disclosed in a Tender Offer Statement on Schedule TO, dated
October 30, 2000, as amended November 6, 2000, November 29, 2000 and
December 7, 2000 (the "Schedule TO"), to purchase all of the issued and outstanding Shares at a price of $10.00 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the offer to purchase, dated October 30, 2000, as amended and supplemented by the supplement dated November 29, 2000 (collectively referred to as the "Offer to Purchase"), and the related letter of transmittal (the "Letter of Transmittal," which, as may be amended and supplemented from time to time, together with the Offer to Purchase, constitute the "Offer").


ITEM 6.  INTEREST IN THE SECURITIES OF THE SUBJECT COMPANY

Item 6 of the Schedule 14D-9 is hereby amended and supplemented as follows:


    At 5:00 P.M., New York City time, on Wednesday, December 6, 2000, the Offer expired. Based on the information provided by the Depositary, 96.2% of the Shares (which number includes approximately 244,277 Shares subject to guaranty of delivery) were validly tendered and not withdrawn pursuant to the Offer. The Purchaser has accepted for payment, and has notified the Depositary to promptly pay for, the tendered and accepted Shares at the purchase price of $10.00 per Share in cash.



    Pursuant to the Merger Agreement, the Purchaser intends to merge into the Company in accordance with section 253 of the Delaware General Corporation Law (the "DGCL") as promptly as practicable. As a result of the Merger, the Company will become a wholly-owned subsidiary of Holdings and each outstanding Share (other than Shares held in the treasury of the Company, Shares owned by Parent, Holdings, Purchaser or any other direct or indirect subsidiary of Parent, Holdings or Purchaser, and Shares, if any, owned by stockholders who choose to dissent and demand appraisal 4of their Shares in accordance with the DGCL) shall be canceled, retired and converted into the right to receive $10.00 per Share in cash, without interest, less any applicable withholding taxes.



    The consummation of the Offer was publicly announced in a press release issued by the Offerors on December 6, 2000, a copy of which is filed as Exhibit
(a)(5)(M) hereto and incorporated herein by reference.



    Because more than 90% of the issued and outstanding Shares have been tendered and accepted for payment, there will be no subsequent offering period.


ITEM 8.  ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

    The information in this amendment under Item 6 is incorporated herein by reference.


    On December 5, 2000, the court in ROGERS denied plaintiff's motion for a preliminary injunction against the Offer and the Merger.

ITEM 9.  EXHIBITS

Item 9 of the Schedule 14D-9 is hereby amended and supplemented as follows:



(a)(5)(M)  Press Release issued by the Offerors on December 6, 2000
           (incorporated herein by reference to Exhibit (a)(5)(vi) to Schedule TO).

(b)(iii)   Credit Agreement, dated as of December 6, 2000, among V.S.M.
           Holdings, Inc., V.S.M. Acquisition Corp., the Banks party thereto and Bankers Trust Company, as Administrative Agent
           (incorporated herein by reference to Exhibit (b)(iii) to Schedule TO)

(b)(iv)    Senior Subordinated Loan Agreement, dated as of December 6,
           2000, among V.S.M. Acquisition Corp., the Banks party thereto and Bankers Trust Company, as Administrative Agent
           (incorporated herein by reference to Exhibit (b)(iv) to Schedule TO)


------------------------

+  Filed herewith.

                                   SIGNATURE

    After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 7, 2000                                SUNRISE MEDICAL INC.

                                                       By:  /s/ MURRAY H. HUTCHISON
                                                            -----------------------------------------
                                                       Name: Murray H. Hutchison
                                                       Title: Chairman of the Board
                                                            of Directors

                                 EXHIBIT INDEX


EXHIBIT NO.                          DESCRIPTION
-----------                          -----------
(a)(5)(M)    Press Release issued by the Offerors on December 6, 2000 (incorporated herein by reference to Exhibit (a)(5)(vi) to Schedule TO).

(b)(iii)     Credit Agreement, dated as of December 6, 2000, among V.S.M.
             Holdings, Inc., V.S.M. Acquisition Corp., the Banks party thereto and Bankers Trust Company, as Administrative Agent
             (incorporated herein by reference to Exhibit (b)(iii) to Schedule TO)

(b)(iv)      Senior Subordinated Loan Agreement, dated as of December 6,
             2000, among V.S.M. Acquisition Corp., the Banks party thereto and Bankers Trust Company, as Administrative Agent
             (incorporated herein by reference to Exhibit (b)(iv) to Schedule TO)


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+  Filed herewith.